SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

/X/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999
OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _________ to _________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PACIFICORP K PLUS EMPLOYEE SAVINGS PLAN
825 N.E. Multnomah, Portland, Oregon  97232

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCOTTISH POWER plc
1 Atlantic Quay, Glasgow G2 8SP, Scotland

PacifiCorp K Plus Employee
Savings Plan
Financial Statements and Supplemental Schedule
For the Years Ended December 31, 1999 and 1998

PacifiCorp K Plus Employee Savings Plan
Table of Contents

Page

Report of Independent Accountants.................................................

Independent Auditors' Report........................................................

Financial Statements:
  Statement of Net Assets Available for Benefits.................................
  Statement of Changes in Net Assets Available for Benefits...................
  Notes to Financial Statements......................................................

Supplemental Schedule:
  Schedule H Part IV Line i
    Schedule of Assets Held for Investment Purposes at End of Year
      December 31, 1999..............................................................

1 2 3 4 5 12

Report of Independent Accountants

To the Trustees of
PacifiCorp K Plus Employee Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PacifiCorp K Plus Employee Savings Plan (the Plan) at December 31, 1999 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Plan as of December 31, 1998 and for the year then ended were audited by other independent accountants whose report dated June 18, 1999 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon
June 23, 2000

INDEPENDENT AUDITORS' REPORT

To the Trustees of
PacifiCorp K Plus Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the PacifiCorp K Plus Employee Savings Plan (the "Plan") as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

June 18, 1999

PacifiCorp K Plus Employee Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1999 and 1998
1999	1998

Assets:
  Investments at fair value:
    ScottishPower ADS
    PacifiCorp common stock
    Mutual funds
    Common and commingled trust fund
    Guaranteed investment contracts
    Temporary cash investments
    Participant loans

    Total investments

  Receivables:
    Due from brokers for securities sold
    Dividends and interest

    Total receivables

    Total assets

Liabilities - due to brokers for securities purchased

    Net assets available for Plan benefits

$114,867,779 - 394,124,275 37,218,661 83,019,248 9,166,094 27,860,964 666,257,021 1,159,104 45,541 1,204,645 667,461,666 576,853 $666,884,813	$ - 137,706,819 367,471,696 9,626,955 71,796,831 10,527,899 31,779,309 628,909,509 247,866 651,717 899,583 629,809,092 1,767,237 $628,041,855

The accompanying notes are an integral part of the financial statements.

PacifiCorp K Plus Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
1999	1998

Increases (decreases) to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value of investments
    Dividends
    Interest

    Total investment income

  Participant contributions

  Transfers and other receipts

    Total increases

Decreases to net assets attributed to:
  Participant withdrawals
  Administrative expenses
  Transfers to Century Plan

    Total decreases

    Net increase (decrease)

Net assets available for benefits beginning of year

Net assets available for benefits end of year

$ 14,666,682 34,165,311 6,926,298 55,758,291 35,606,953 - 91,365,244 52,314,848 207,438 - 52,522,286 38,842,958 628,041,855 $666,884,813	$(16,073,242) 28,270,948 7,087,821 19,285,527 49,890,267 3,820,772 72,996,566 93,525,244 297,494 73,567,850 167,390,588 (94,394,022) 722,435,877 $628,041,855

The accompanying notes are an integral part of the financial statements.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements

1.   Plan Description

     The following brief description of the PacifiCorp K Plus Employee Savings Plan (the Plan) is
     provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     General
     Effective January 1, 1988, PacifiCorp (the Company) and most of its subsidiaries
     (Employers) adopted the Plan. The Plan is a tax-qualified Employee Savings Plan covering employees of the Employers, except employees identified as "casual employees" within the
     Employer's payroll system, employees covered by a collective bargaining agreement that does not provide for participation in the Plan, leased employees and temporary employees.
     Qualified employees of the Employers become eligible to participate after completing one month of service as defined in the Plan. The Plan is subject to the provisions of the
     Employee Retirement Income Security Act of 1974 (ERISA).

     Effective January 1, 1999, the Plan adopted the American Institute of Certified Public
     Accountants Statement of Position 99-3, Accounting for and Reporting of Certain Defined
     Contribution Plan Investments and Disclosure Matters, which among other things, eliminates the previous requirement to present fund information for participant directed investments.
     The adoption of this statement had no effect on reported net assets or changes in net assets available for benefits in the current or prior year.

     Participant contributions
     Participants may elect to contribute a percentage of their pre-tax annual compensation as defined in the Plan (Pre-Tax Contributions). Different percentages can apply to separate
     Employers, but in no event will the percentage be more than 16% of eligible compensation.

     Each Employer makes a matching contribution each year for each participant (Matching
     Contribution). The Matching Contribution is a percentage of the participant's Pre-Tax
     Contribution for the year, up to 6% of the participant's compensation for the year. The
     Matching Contribution percentage is 50% or a percentage fixed in the Employer's adoption statement, by resolution of the Board of Directors of the Employer and announced to participants, or pursuant to a collective bargaining agreement. Other than for employees covered by certain collective bargaining agreements, the Matching Contribution is made to the PacifiCorp K Plus Employee Stock Ownership Plan, another employee benefit plan administered by the Company.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements

1.   Plan Description (Continued)

     Vesting
     Pre-Tax Contributions are fully vested at all times. Matching Contributions are vested based on years of service as follows:

Years of service	Percent vested
Less than 1 1 2 3 4 5 or more	0% 20% 40% 60% 80% 100%

     Participant accounts
     Each participant's account is credited with Pre-Tax Contributions, Matching Contributions, where applicable, and an allocation of the Plan's net earnings or losses. Pre-Tax
     Contributions are credited based on the participant's election, Matching Contributions are credited according to the formula defined in the Plan document, and Plan earnings are allocated based on participant account balances.

     Participant withdrawals
     Vested benefits are payable in a lump sum upon retirement, termination, death or disability.
     If the participant's account balance exceeds $5,000, the participant may defer payment, or upon retirement, elect installment payments over a specified period of time not exceeding 15 years from the date of commencement of benefits. The Plan also provides for withdrawals due to financial hardship.

     Participant loans
     Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance under the Plan. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence, except for some loans, which are transferred in from other plans which keep the existing terms. The loans bear interest at a rate commensurate with local prevailing rates and are secured by the balance in the participant's account and an assignment of current pay of the participant sufficient to service the loan.

     Plan termination
     Although it has not expressed any intention to do so, the Company may wholly or partially terminate the Plan or direct the discontinuance of contributions at any time, subject to the provisions of ERISA.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements

2.   Summary of Significant Accounting Policies

     Basis of accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment valuation
     On November 29, 1999, the Company and Scottish Power plc (ScottishPower) completed their merger under which the Company became an indirect subsidiary of ScottishPower.
     Each share of the Company's stock in the Plan was converted to 0.58 ScottishPower
     American Depository Shares (ScottishPower ADS). Each ScottishPower ADS represents four ordinary shares of ScottishPower common stock.

     The investments in ScottishPower ADS and PacifiCorp common stock are stated at fair value based on published market quotations at year-end. The per share market values of the
     ScottishPower ADS and PacifiCorp common stock at December 31, 1999 and 1998 were
     $28.00 and $21.06, respectively.

     The Plan's investments in guaranteed investment contracts are stated at contract value, which represents contributions made under the contract, plus earnings, less withdrawals. Plan management believes that the contract value approximates fair value for the guaranteed investment contracts. The average yield to maturity of the guaranteed investment contracts was 6.24% and 6.43% at December 31, 1999 and 1998, respectively. There were no valuation reserves at December 31, 1999 and 1998.

     Investments in mutual funds and the common and commingled trust fund are stated at fair value based on quoted market prices. Temporary cash investments and participant loans are stated at cost, which approximates fair value.

     Investment transactions and investment income
     Investment transactions are accounted for on the date the investments are purchased or sold
     (trade date). Interest income is recorded as earned. Dividend income is recorded on the ex dividend date.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

     Tax status
     The Internal Revenue Service has determined and informed the Company by letter dated
     June 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements

2.   Summary of Significant Accounting Policies (Continued)

     Payment of Benefits
     Benefits are recorded when paid. As of December 31, 1999 and 1998, net assets available for benefits included benefits of $1,410,781 and $724,149, respectively, due to participants who have withdrawn from participation in the Plan.

     On November 30, 1997, Pacific Telecom, Inc. (PTI) active employees ceased participation in the Plan as a result of the sale of PTI, an indirect subsidiary of PacifiCorp, to Century
     Telephone Enterprises, Inc. (Century). These participants' balances totaling $73,567,850 were transferred to a similar plan sponsored by Century in 1998.

     Administrative expenses
     The Plan provides that each participating Employer may pay administrative costs and expenses of the Plan; those costs not paid by each Employer are paid from Plan assets.

     Participant loans
     Loan transactions are treated as a transfer between the investment funds and the Participant
     Loan Fund.

     Use of estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Reclassifications
     We have made reclassifications to certain prior year amounts to make them comparable to the 1999 presentation. These changes had no effect on previously reported net assets available for benefits.

3.   Investment Programs

     Upon enrollment in the Plan, a participant may direct contributions to any of the following funds:

     The Equity Fund - invests primarily in equity investments.
     The Balanced Fund - invests primarily in equity investments and bonds.
     The Bond Fund - invests primarily in mortgage-backed securities, U.S. Treasury Bonds, and corporate bonds.
     The Stable Asset Fund - invests primarily in guaranteed investment contracts.
     The PacifiCorp Stock Fund invests in PacifiCorp common stock.
     The ScottishPower ADS Fund - invests in ScottishPower ADS.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements

3.   Investment Programs (Continued)

     The Money Market Fund - invests solely in U.S. treasury securities.
     The Aggressive Equity Fund - invests in equity instruments of small and medium size companies.
     The International Equity Fund - invests in equity investments of non-U.S. companies.
     The Life Path Funds - various proportions of equity instruments and fixed income and debt instruments. There are five Life Path Funds from which the participant may choose.
     The S&P 500 Index Fund - invests in a portfolio of common stocks designed to match the overall return of the S&P 500 Index.
     Participant Loan Fund - loans to participants.

     The following presents current value of investments that represent 5% or more of the Plan's net assets:

	1999	1998
ScottishPower ADS PacifiCorp common stock Dodge & Cox Balanced Fund MFS-MIT Class 1 Equity Fund Putnam New Opportunities Fund Participant Loan Account Bankers Trust Pyramid Equity Index Fund	$ 114,867,779 - 78,353,404 142,996,643 102,233,184 27,860,964 37,218,661	$ - 137,706,819 82,720,847 162,373,717 54,368,533 31,779,309 9,626,955

4.   Net Appreciation in Fair Value of Investments

     For the years ended December 31, 1999 and 1998, the Plan's investments appreciated
     (depreciated) in fair value as follows:

	1999	1998
ScottishPower ADS PacifiCorp common stock Mutual funds, common and commingled trust fund and guaranteed investment contracts Net appreciation (depreciation) in fair value of investments	$(31,277,691) - 45,944,373 $ 14,666,682	$ - (47,380,758) 31,307,516 $(16,073,242)

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements

5.   Reconciliation of Financial Statements to Internal Revenue Service Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1999 and 1998 to the Internal Revenue Service Form 5500
     (Form 5500):

	1999	1998
Net assets available for benefits per the financial statements Amounts allocated to withdrawing participants Net assets available for benefits per the Form 5500	$666,884,813 (1,410,781) $665,474,032	$628,041,855 (724,149) $627,317,706

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1999 to Form 5500:

Benefits paid to participants per the financial statements

Add:  Amounts allocated to withdrawing participants
  at December 31, 1999

Less:  Amounts allocated to withdrawing participants
  at December 31, 1998

Benefits paid to participants per the Form 5500

$ 52,314,848 1,410,781 (724,149) $ 53,001,480

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1999, but not yet paid as of that date.

6.   Related-Party Transactions

     Certain Plan investments are shares of ScottishPower ADS, PacifiCorp common stock, the
     Bankers Trust Pyramid Directed Account Cash Fund and Pyramid Equity Index Fund.
     PacifiCorp, and, indirectly, ScottishPower, are the Plan Sponsors and Bankers Trust is the
     Trustee, as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements

6.   Related-Party Transactions (Continued)

     Purchases of employer-related stock during the years ended December 31, 1999 and 1998 were as follows:

Number of shares	Cost

Balance, December 31, 1998 PacifiCorp common stock

Purchases
Sales
Shares distributed

Balance, November 28, 1999 PacifiCorp common stock

Conversion to ScottishPower ADS at 0.58 ADS per
  one PacifiCorp share

Balance, November 29, 1999 PacifiCorp common stock

Balance, November 29, 1999 ScottishPower ADS

Purchases
Sales
Shares distributed

Balance, December 31, 1999 ScottishPower ADS

6,537,854 1,811,714 (1,195,573) (84,859) 7,069,136 (7,069,136) - 4,100,099 29,881 (23,346) (4,137) 4,102,497	$125,987,642 33,799,108 (22,858,075) (1,588,972) 135,339,703 (135,339,703) - 135,339,703 926,743 (772,929) (141,493) $135,352,024

7.   Concentration of Risk

     At December 31, 1999, the Plan's assets consist primarily of investments in financial instruments, including temporary cash investments, investment contracts, ScottishPower
     ADS, mutual funds, common and commingled trust fund and participant loans. These investments may subject the Plan to concentrations of risk, as from time-to-time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, market value of securities are dependent on the ability of the issuers to honor contractual commitments, and the value of ScottishPower ADS, mutual funds and the common and commungled trust fund are subject to changes in market values.

8.   Subsequent Event

     On May 4, 2000, the utility partners who own the Centralia Power Plant sold the plant and adjacent coal mine owned and operated by the Company to TransAlta, subject to certain post-closing adjustments. Employees of the plant and adjacent coal mine became fully vested in their matching contributions on May 4, 2000.

PacifiCorp K Plus Employee Savings Plan Schedule H Part IV Line i Schedule of Assets Held for Investment Purposes at End of Year December 31, 1999	Supplemental Schedule

(a)	(b) (c) Identity of issuer, borrower or similar party/description of investment	Shares or face value	(e) Current value
*	Common Stock ScottishPower ADS	4,102,497	$ 114,867,779

Mutual Funds

Dodge & Cox Balanced Fund - The Balanced Fund
PIMCO Total Return Fund - The Bond Fund
MFS-MIT Class 1 Equity Fund - The Equity Fund
Putnam New Opportunities Fund - The Aggressive Equity Fund
T. Rowe Price International Stock Fund - The International Equity Fund
Vanguard Admiral Funds Inc. - The Money Market Fund
Life Path 2000 Fund
Life Path 2010 Fund
Life Path 2020 Fund
Life Path 2030 Fund
Life Path 2040 Fund

    Total Mutual Funds

		1,192,412 1,316,167 6,819,106 1,123,936 591,076 11,753,802 96,726 411,902 463,931 363,558 608,818	78,353,404 13,030,061 142,996,643 102,233,184 11,248,175 11,753,802 1,092,041 5,680,135 7,775,483 6,762,182 13,199,165 394,124,275
*	Common and Commingled Trust Fund Bankers Trust Pyramid Equity Index Fund - The S&P 500 Index Fund	10,534	37,218,661

Guaranteed Investment Contracts - The Stable Asset Fund

Safeco Life Ins., 6.88%, due 9/11/00
Transamerican Occidental, 5.60%, due 7/1/01
Safeco Life Ins., 6.88%, due 11/9/00
Bayersche Landesbank Girozentrale, 6.89%, due 4/23/02
Security Life of Denver, 6.70%, due 4/27/04
TransAmerica Occidental, 7.22%, due 5/15/02
Principal Mutual Life, 7.20%, due 9/3/02
Bayersche Landesbank Girozentrale, 6.24%, due 11/15/01
Security Life of Denver, 6.96%, due 7/17/01
Principal Mutual Life, 6.34%, due 2/15/02
Canada Life Assurance Co., 6.00%, due 8/15/01
Metropolitan Life Insurance Co., 6.55%, due 9/8/04
Bank of America, 6.80%, due 9/15/04
GE Life and Annuity ASR Co., 5.94%, due 2/18/03
Metropolitan Life Insurance Co., 6.18%, due 3/27/03
John Hancock Mutual Life, 6.22%, due 6/30/03
Monumental Life Ins., Co., 6.46%, due 6/1/04
Monumental Life Ins., Co., 6.38%, due 4/9/03

		1,699,154 2,311,860 1,699,154 2,133,563 1,506,410 3,628,581 2,406,035 2,036,585 3,093,221 3,966,520 3,577,391 4,675,726 2,044,466 3,897,838 2,764,888 2,030,857 4,013,897 3,452,285	1,699,154 2,311,860 1,699,154 2,133,563 1,506,410 3,628,581 2,406,035 2,036,585 3,093,221 3,966,520 3,577,391 4,675,726 2,044,466 3,897,838 2,764,888 2,030,857 4,013,897 3,452,285

PacifiCorp K Plus Employee Savings Plan Schedule H Part IV Line i, Continued Schedule of Assets Held for Investment Purposes at End of Year December 31, 1999	Supplemental Schedule

(a)	(b) (c) Identity of issuer, borrower or similar party/description of investment	Shares or face value	(e) Current value

Guaranteed Investment Contracts - The Stable Asset Fund (continued)

Chase Manhattan Bank/Primco Capital Management, Synthetic
    Guaranteed Investment Contract:
        Security Backed Investments, variable rates, due 3/15/02 - 4/16/07
        Synthetic Guaranteed Investment Contract Wrapper
Monumental Life Ins. Co./Primco Capital Management, Synthetic
    Guaranteed Investment Contract:
        Security Backed Investments, variable rates, due 7/31/02 - 5/15/21
        Synthetic Guaranteed Investment Contract Wrapper
State Street Bank & Trust/Primco Capital Management, Synthetic
    Guaranteed Investment Contract:
        Security Backed Investments, variable rates, due 6/30/03 - 3/25/07
        Synthetic Guaranteed Investment Contract Wrapper

    Total Guaranteed Investment Contracts

		6,318,288 74,475 13,438,810 340,409 11,279,914 628,921	$ 6,318,288 74,475 13,438,810 340,409 11,279,914 628,921 83,019,248
*	Temporary Cash Investments Bankers Trust Pyramid Directed Account Cash Fund		9,166,094
	Participant Loans Interest rates ranging from 6.5% to 12.5%		27,860,964
	Total Investments		$ 666,257,021
*	Denotes a party-in-interest.

SIGNATURES

THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE K PLUS EMPLOYEE SAVINGS ADMINISTRATIVE COMMITTEE, WHICH ADMINISTERS THE PLAN, HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

PacifiCorp By DANIEL J. ROSBOROUGH Daniel J. Rosborough Administrative Committee Secretary

Date:  June 28, 2000